UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number 001-41231

TC BIOPHARM (HOLDINGS) PLC

(Translation of registrant’s name into English)

Maxim 1, 2 Parklands Way

Holytown, Motherwell, ML1 4WR

Scotland, United Kingdom

+44 (0) 141 433 7557

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____ ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____ ☐

On December 13, 2023, TC Biopharm (Holdings) PLC issued a press release, a copy of which is attached hereto as Exhibit 99.1.

Incorporation by Reference

This Form 6-K, including all exhibits attached hereto, is hereby incorporated by reference into the Registrant’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on August 28, 2023 (Registration file number 333-274244), the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on September 29, 2023 (Registration file number 333-274778), the Registrant’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on March 23, 2023 (Registration file number 333-270808 and the Registrant’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on December 12, 2022 (Registration file number 333-268755), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description
99.1	Press Release related to ADS Ratio Change

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TC BIOPHARM (HOLDINGS) PLC

By:	/s/ Martin Thorp
Name:	Martin Thorp
Title:	Chief Financial Officer

Date: December 13, 2023